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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Resources LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Boulevard
(No. and Street)

Warwick	RI	02888
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Wright (401) 941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Suite 400,	Warwick	RI	02888
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Resources LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George E. Wright
Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the * Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)1

Diversified Resources LLC

Financial Statements

For the Year Ended
December 31, 2009

Table of Contents

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying balance sheet of Diversified Resources LLC as of December 31, 2009 and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 23, 2010

Diversified Resources LLC
Balance Sheet
December 31, 2009

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 12,926	$ --	$ 12,926
12b(1) fees receivable	2,276	10,415	12,691
Commissions receivable	1,015	--	1,015
Account management fees receivable (Note 7)	30,358	107,741	138,099
Due from member	--	6,189	6,189
Prepaid expense	--	2,376	2,376
Total current assets	46,575	126,721	173,296
Property and equipment, net (Note 3)	--	12,156	12,156
Other assets:			
Securities available for sale (Note 4)	32,701	--	32,701
Intangible (Note 5)	--	198	198
Total other assets	32,701	198	32,899
Total assets	$ 79,276	$139,075	$218,351

Liabilities and Member's Capital

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 37,595	$ --	$ 37,595
Employee withholdings	1,739	--	1,739
Total current liabilities	39,334	--	39,334
Member's capital (Note 6)	39,942	139,075	179,017
Total liabilities and member's capital	$ 79,276	$139,075	$218,351

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Income
For the Year Ended December 31, 2009

Revenues:	
Mutual fund commission income	$ 61,617
Account management fees (Note 7)	507,144
Insurance products commissions	118,544
Investment income	1,349
Loss on sales of investments	(9,049)
Gain on disposition of property and equipment	4,289
Total revenue	683,894
Expenses:	
Advertising (Note 2)	721
Amortization	183
Automobile expenses	24,437
Charitable contributions	470
Commissions	154,574
Communications	4,642
Continuing professional education	588
Depreciation	3,964
Dues	1,130
Employee pension contribution (Note 8)	12,283
Entertainment	3,469
Insurances	7,100
Member's pension (Note 8)	49,000
Office expenses	13,732
Payroll	74,306
Payroll taxes	5,168
Professional fees	7,670
Regulatory and compliance fees	9,624
Rent (Note 9)	24,000
Repairs	2,158
Taxes	644
Travel	1,059
Utilities	3,525
Total expenses	404,447
Net income	$279,447

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2009

Member's capital, beginning of the year	$142,167
Comprehensive income:	
Net income	279,447
Other comprehensive income:	
Unrealized holding gain arising during the year	4,430
Reclassification to realized loss	8,964
Total comprehensive income	292,841
Add: member's capital contributions	20,109
Less: member's distributions	276,100
Member's capital, end of the year	$179,017

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$279,447
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	183
Depreciation	3,964
Loss on sales of securities available for sale at market value	9,049
Loss on disposition of property and equipment	1,900
Increase (decrease) in cash from changes in assets and liabilities:	
12b(1) fees receivable	(591)
Commissions receivable	2,371
Account management fees receivable	(26,178)
Due from member	(6,189)
Prepaid expense	58
Accrued expenses	(1,084)
Employee withholdings	(84)
Total adjustments	(16,601)
Net cash provided by operating activities	262,846
Cash flows from investing activities:	
Purchases of securities available for sale	(17,489)
Purchase of property and equipment	(8,899)
Proceeds from securities sales	16,137
Net cash used in investing activities	(10,251)
Net cash from financing activities:	
Member's distributions	(276,100)
Member's capital contribution	20,109
Net cash used in financing activities	(255,991)
Decrease in cash	(3,396)
Cash, beginning of the year	16,322
Cash, end of the year	$ 12,926

See independent auditors' report
and accompanying notes.

1. Business Activity

Operated as a limited liability company organized as of January 1, 2001 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) and Rule 15c3-3(k)(1) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The LLC is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 7). The majority of activity arises from Southeastern New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Diversified Resources LLC is presented to assist in understanding the LLC's financial statements. The financial statements and their notes are representations of the LLC's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the LLC. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2009. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2009. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Investments

All securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Revenue Recognition

Commission income from securities transactions, investment management fees and variable contracts is recorded on a trade date basis, or when earned.

2. Summary of Significant Accounting Policies (continued)

Advertising

The Company expenses all advertising when incurred. There was $721 of advertising expenditures during the year ended December 31, 2009.

Amortization

Lease financing costs have been capitalized and amortized over 39 months using the straight-line method. FASB No. 142 allows certain intangible assets other than goodwill that have definite lives to be amortized over their estimated useful lives. The Company performed a test of impairment on its intangible asset and no loss was recorded at December 31, 2009.

Depreciation

Depreciation is computed using the straight-line method over estimated useful lives of 5 to 7 years.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the LLC. The sole member is taxed individually on the LLC's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

The following major classes are stated at cost at December 31, 2009:

Office equipment	$18,443
Furniture and fixtures	14,339
	32,782
Less accumulated depreciation	20,626
	$12,156

4. Securities Available for Sale

The following are stated as of December 31, 2009:

	Cost	Fair Value	Unrealized Holding Gain
Mutual funds	$32,069	$32,701	$632

The accumulated other comprehensive income at December 31, 2009 was $632.

5. Intangible

Intangible assets and related accumulated amortization consisted of the following as of December 31, 2009:

	Gross Carrying Amount	Accumulated Amortization
Lease financing costs	$595	$397

Amortization expense for the year ended December 31, 2009 was $183.

A summary of future amortization expense follows:

Year	Amortization Expense
2010	$198

6. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the LLC is subject to the Uniform Net Capital Rule 15c3-1(a)(2)(vi), which requires that the LLC maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2009, the LLC had a net capital of $35,037, which was $30,037 in excess of its required net capital of $5,000. At December 31, 2009, the LLC's ratio of aggregate indebtedness to net capital was 1.12 to 1.

The LLC is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(1).

7. Fee Only Services

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor (RIA). The RIA's purpose is to offer fee based asset management to its clients. (See Note 1) For the period ended December 31, 2009 the LLC, as RIA, exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks made out to itself, nor does it accept cash.

8. Pension Plan

The LLC's member maintains a SEP IRA plan which includes employees. The amount of annual contributions is at the discretion of management. The annual 2009 contribution is $61,283.

9. Related Party Transaction

The LLC rents its office space from its member on a month-to-month basis. During 2009, the LLC paid $24,000 in rent.

10. Operating Lease

The LLC leases a vehicle with a remaining term of 12 months. Under this leasing arrangement, the LLC pays the property taxes, insurance, and other related expenses on the leased vehicle. Total minimum lease expense for this lease was $22,740 for the year ended December 31, 2009.

Minimum future obligations on the operating lease in effect December 31, 2009 are:

2010	$22,740

11. Commitment and Contingency

The LLC maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2009. The LLC's checking account may, at times, exceed federally insured limits. The LLC has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The LLC believes it is not exposed to any significant credit risk on its cash.

12. Accounting for Uncertainty in Income Taxes

Effective as of January 1, 2009, the Company has adopted FASB Interpretation No. 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, which has been codified into FASB ASC 740. The interpretation requires the Company to internally monitor its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow-through to its member. The 2006, 2007, 2008 and 2009 tax returns remain subject to examination by major tax jurisdictions. There has been no effect on retained earnings as a result of the adoption of this interpretation.

13. Subsequent Events

The Company has evaluated subsequent events through February 23, 2010, which is the date the 2009 financial statements were available to be issued. For the period January 1, 2010 to February 23, 2010, the LLC distributed $90,000 to its member, and received $1,227 in capital contributions from its member. Also, the member has paid the $6,189 due from member, which was outstanding.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying financial statements of Diversified Resources LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying (additional information) computations of net capital, basic net capital requirement and aggregate indebtedness of Diversified Resources LLC as of December 31, 2009 included in the accompanying prescribed form is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 23, 2010

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			179,017 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			179,017 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			[3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			179,017 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)**		139,075 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-139,075 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			39,942 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment**			

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2009. The differences are reconciled on Page 15.

securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		4,905 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	-4,905 [3740]
10. Net Capital			35,037 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	2,624 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	30,037 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	31,104 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		39,334 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2009. The differences are reconciled on Page 15.

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	[3820]

		[3830]
19.	Total aggregate indebtedness	39,334 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 112 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2009. The differences are reconciled on Page 15.

Diversified Resources LLC
Additional Information

Reconciliations of Differences Between Computation of Net Capital on Page 12 and the Focus Report

Line 1 Total Ownership Equity from Statement of Financial Condition

Amount from Q4 2009 Focus	$206,086
Auditors' recording of property and equipment purchases	3,625
Auditors' revenue accrual	3,515
Auditors' amortization and depreciation adjustment	(2,947)
Auditors' recording of gain on disposal of property and equipment	4,289
Auditors' expense accrual	(33,871)
Miscellaneous	(1,680)
	$179,017

Line 6A Total Nonallowable Assets from Statement of Financial Condition

Amount from Q4 2009 Focus	$163,781
Auditors' adjustment of accounts receivables to match 12b(1) and account management fees accounts payable	(29,119)
Miscellaneous	4,413
	$139,075

Reconciliation of Differences Between Computation of Aggregate Indebtedness on Page 13 and Focus Report

Line 16 Total Aggregate Indebtedness Liabilities from Statement of Financial Condition

Amount from Q4 2009 Focus	$ 4,337
Auditors' inclusion of 12b(1) and account management fees payable	34,997
	$ 39,334

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In planning and performing our audit of the financial statements of Diversified Resources LLC as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 23, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
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e-mail:
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mmuto@mutovollucci.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed in the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Diversified Resources LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Diversified Resources LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Diversified Resources LLC's management is responsible for the Diversified Resources LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the Forms X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers produced from accounting records noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 23, 2010

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

Warwick, Rhode Island